UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 4, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.
The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Establishment of Bank of Tokyo-Mitsubishi UFJ

Tokyo, January 4, 2006 — On January 1, 2006 Mitsubishi UFJ Financial Group, Inc. (President & CEO: Nobuo Kuroyanagi) subsidiaries The Bank of Tokyo-Mitsubishi, Ltd. (President: Nobuo Kuroyanagi) and UFJ Bank Limited (President: Takamune Okihara) merged to form The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Now that we have launched operations as Bank of Tokyo-Mitsubishi UFJ, we would like to express our sincere gratitude for the support and cooperation we have received since we marked a new step as Mitsubishi UFJ Financial Group in October of last year.

Mitsubishi UFJ Financial Group aspires to be a premier, comprehensive, global financial group that is strongly supported by its customers. We aim to be number one in international scope, trustworthiness and customer service through pursuing a thoroughly customer-focused approach and by delivering the highest standard of products and services. Along with the newly-established Bank of Tokyo-Mitsubishi UFJ we look forward to your continued support and cooperation.

New Bank

1.	Company name:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.
2.	Registered head office:	7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo, Japan
3.	Capital stock:	996.9 billion yen
4.	Main business:	Commercial banking business
5.	Main representatives:	Chairman: Shigemitsu Miki
Deputy Chairman: Ryosuke Tamakoshi
President: Nobuo Kuroyanagi
6.	Deposits:	106,667.0 billion yen
	Loans:	75,293.1 billion yen
	Total assets:	162,714.1 billion yen

[The above amounts are aggregates of the two groups’ figures as of September 30, 2005 (Consolidated basis)]

*        *        *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	(81-3-3240-2950)

This press release contains forward-looking statements regarding the current plans and expectations of MUFG based on the information presently available to them. These forward-looking statements are subject to risks, uncertainties and changes in circumstances which may cause the parties to change their plans or cause actual results to differ materially from those described herein. In particular, the information above reflects assumptions about the successful implementation of the integration plan. MUFG are under no obligation, and expressly disclaim any obligation, to update or alter the forward-looking statements, except as may be required by any applicable laws and regulations or stock exchange rules.